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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                MICROTEST, INC.
                           (Name of Subject Company)

                                MICROTEST, INC.
                       (Name of Person Filing Statement)

                    Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   594941 106
                     (CUSIP Number of Class of Securities)

                                Vincent C. Hren
                     President and Chief Executive Officer
                                Microtest, Inc.
                             4747 North 22nd Street
                             Phoenix, Arizona 85016
                                 (602) 952-6400
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                With Copies To:

                               Steven D. Pidgeon
                                 John W. Dorris
                             Snell & Wilmer L.L.P.
                               One Arizona Center
                          Phoenix, Arizona 85004-0001
                                 (602) 382-6000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. Subject Company Information.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with Exhibits and Annexes hereto, this "Statement") relates is Microtest, Inc., a Delaware corporation ("Microtest" or the "Company"). The address of the principal executive offices of the Company is 4747 North 22nd Street, Phoenix, Arizona 85016. The telephone number of Microtest at its principal executive offices is (602) 952-6400.

   The title of the class of equity securities to which this Statement relates is the Company's common stock, par value $0.001 per share, including the related rights to purchase preferred shares (the "Common Stock" or the "Shares"). As of June 11, 2001 there were 8,576,540 shares of Common Stock outstanding.

ITEM 2. Identity and Background of Filing Person.

   Subject Company Information. The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

   Tender Offer. This Statement relates to the tender offer by Phoenix Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned, indirect subsidiary of Danaher Corporation, a Delaware corporation ("Danaher" or "Parent"), to purchase all of the outstanding Shares, at a purchase price of $8.15 per Share, net to the seller is cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated June 21, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the Securities and Exchange Commission on June 21, 2001. Sections 11 and 14 of the Offer to Purchase and the Letter of Transmittal are incorporated by reference as Exhibits (a)(2) and (a)(3) hereto and each is incorporated herein by reference.

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 12, 2001 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the completion of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). Following the completion of the Merger, the Company will be an indirect, wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than shares owned by Parent, any of its subsidiaries (including Purchaser), the Company (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer (the "Merger Consideration"). A copy of the Merger Agreement has been filed as an exhibit to the Schedule TO, which is being mailed to stockholders together with this Statement, and is incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices of Parent and Purchaser are located at 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006-1813.

   All information contained or incorporated by reference in this Statement concerning Purchaser or Parent, including but not limited to information with respect to the respective directors and executive officers of Parent and Purchaser or actions or events with respect to any of them, was provided by Parent or Purchaser, respectively, and the Company takes no responsibility for such information. Information contained in the Offer and this Statement with respect to the Company and its advisors has been provided by the Company.


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ITEM 3. Past Contacts, Transactions, Negotiations and Agreements.

   For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Company or its affiliates and its executive officers, directors or affiliates, see the Information Statement, which is referenced in Exhibit (e)(3) and attached as Annex B to this Statement and incorporated by reference herein (the "Information Statement"). The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated under the Exchange Act in connection with Parent's right pursuant to the Merger Agreement (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board" or the "Board of Directors") other than at a meeting of the stockholders of the Company. Except as set forth in this Item 3, to the knowledge of the Company, as of the date of this Statement, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

 The Merger Agreement.

   The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 14, respectively, of the Offer to Purchase, which is being mailed to stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as an exhibit to the Schedule TO and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the material summarized in the Offer to Purchase.

 The Confidentiality Agreement.

   The summary of the confidentiality agreement between Parent and the Company (the "Confidentiality Agreement") dated February 25, 1999, as amended May 22, 2001, contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as an exhibit to the Schedule TO and is incorporated herein by reference.

 Interests of Certain Persons.

   Certain members of the Company's management and the Board of Directors may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

 Effects of the Offer and the Merger under Company Stock Plans and Agreements between the Company and its Executive Officers.

   Stock Options. The summary of the treatment of stock options under the Merger Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as an exhibit to the Schedule TO and is incorporated herein by reference. The terms of the Company's stock option plans and the individual award agreements issued pursuant thereto generally provide for accelerated vesting of such stock options upon a change of control of the Company, either automatically or in the discretion of the Board. The consummation of the Offer would constitute such a change of control. The Company has agreed to obtain all necessary consents or waivers of notice periods to ensure that after the Effective Time, holders of options will have no rights other than the right to receive the cash payment provided for in the Merger Agreement in cancellation and settlement for such options.


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   Employee Stock Purchase Plan. The summary of the treatment of the Employee
Stock Purchase Plan under the Merger Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as an exhibit to the Schedule TO and is incorporated herein by reference.

   Change of Control Agreements. Vincent C. Hren, President, Chief Executive Officer and director, and William R. Crowell, Chief Financial Officer, are each a party to a change of control agreement with the Company. These agreements provide that, in the event of termination of the executive's employment with the Company without "cause" within two years following a "change in control," the executive is to receive severance payment including the following amount:
(a) 100% of the executive's annualized base salary as of the day on which the change of control occurs; plus (b)(i) in the case of Mr. Hren, 100% of an amount equal to the average incentive compensation paid or payable to him during, or for, the prior two calendar years immediately preceding the calendar year in which the change of control occurs, and (ii) in the case of Mr. Crowell, 100% of an amount equal to the incentive compensation paid or payable to him during, or for, the calendar year immediately preceding the calendar year in which the change of control occurs. Such severance payment is also payable if the executive elects to terminate his employment for any reason within two years following a change of control. The Company will also continue for a period of twenty-four months to provide benefits to the executive at least equal to those that would have been provided to the executive had his employment not been terminated (or had he not elected to terminate his employment).

   Additionally, each change of control agreement provides that, if an agreement is entered that will result in a change of control, the Compensation Committee of the Company's Board of Directors will accelerate the exercisability of any options the executive holds to acquire capital stock of the Company. If the executive is employed by the Company on the day on which a change of control occurs, the incentive compensation to which he will be entitled will equal at least the incentive compensation to which he would have been entitled if the year were to end on the day on which the change of control occurs, based upon performance up to that date. If the present value of any "parachute payment" made to the executive under the change of control agreement (together with payments under any other agreement) would cause the payment to be characterized as an "excess parachute payment" as defined in Section 280G of the Internal Revenue Code (the "Code"), the Company must make an additional payment to the executive in an amount equal to the excise tax he is required to pay under Section 4999 of the Code plus any additional income tax liability resulting from such payment.

   The consummation of the Offer will constitute a "change of control" for purposes of the change of control agreements.

   Employees. The summary of the employee arrangements under the Merger Agreement contained in Section 11 of the Offer to Purchase, which is being mailed to stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as an exhibit to the Schedule TO and is incorporated herein by reference.

   Indemnification; Directors' and Officers' Insurance. The Merger Agreement provides that for six years after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation must contain provisions with respect to indemnification and exculpation from liability that are no less favorable than those provisions set forth in the Company's certificate of incorporation and bylaws on the date of the Merger Agreement. For a period of four years after the Effective Time, the Surviving Corporation will provide directors' and officers' liability insurance in respect of claims arising from facts or events that occurred prior to the Effective Time that provides for coverage and amount no less favorable than those of the policy in effect for the Company as of June 12, 2001. However, in no event will Parent or the Surviving Corporation be obligated to pay any amount per year in excess of 150% of the aggregate premiums paid by the Company and its subsidiaries in the fiscal year ending December 31, 2000 for directors' and officers' liability insurance.

ITEM 4. The Solicitation or Recommendation.

    (a) Background of the Offer. In recent years, Microtest has operated two primary divisions, Network Test and Measurement ("NTM"), its core business that focuses on products that certify and test networks, and

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Network Appliances and Storage ("NAS"), which provides network attached storage products. From time to time, the Company, or one of these divisions, has been the subject of preliminary acquisition discussions or inquiries, although none resulted in any binding agreements or transactions other than the transactions described herein.

   In late 1998, Danaher first expressed interest to Microtest in pursuing discussions regarding a potential sale of its NTM business. Mr. Richard Meise, then the Chairman of the Board and Chief Executive Officer of Microtest, responded to Mr. Daniel Comas, Vice President of Corporate Development for Danaher, that Microtest was not then prepared to discuss a potential sale, but would remain in contact from time to time with Danaher.

   After subsequent discussions between Mr. Comas and Mr. Meise in February 1999, in that same month Mr. Meise contacted Mr. Comas and indicated he would be willing to sign a confidentiality agreement with Danaher in order to discuss the potential sale of Microtest as a whole.

   A confidentiality agreement (including standstill provisions) was signed between Microtest and Danaher, and from February 1999 to April 1999, Mr. Comas and Mr. Vincent Hren, the newly-appointed Chief Executive Officer of Microtest, engaged in various conversations about the strategic and business fit between Microtest and Danaher's Fluke Networks, Inc. subsidiary ("Fluke Networks"). At various times throughout 1999 and early 2000, Mr. Comas and Mr. Paul Burgon, Danaher Manager of Corporate Development, spoke with Mr. Hren concerning a possible acquisition of Microtest's NTM division by Danaher. Danaher had no interest in the NAS business. Mr. Hren informed Mr. Comas and Mr. Burgon at various times that Microtest was considering its strategic alternatives, and that Microtest was not in a position to pursue the sale of NTM to Danaher at that time.

   At a meeting of the Board of Directors on February 11, 2000, the Board considered several factors that were likely to affect Microtest's long-term strategic initiatives. In the view of management, the NTM business had become significantly more competitive, with the acquisition by Textron of Progressive Electronics, Inc., RIFOCS Corporation and Datacom Technologies, Inc.; the acquisition by Hewlett-Packard Company of Scope Communications, Inc., which was included with the spin off of Agilent Technologies, Inc.; the acquisition by Wandel & Golterman Management Holding GmbH of Wavetek Corporation, and the acquisition by Danaher Corporation of Fluke Corporation. In addition, the NAS business segment in which the Company competed had changed quickly and dramatically from optical-based storage to hard disk drive-based storage, requiring significant and ongoing research and development expenditures. At the same time, several companies had begun to offer, or announced that they were developing, competing products in this space, including Quantum Corporation, Procom Technology, Inc., Maxtor Corporation, VA Linux Systems, Inc., and Western Digital Corporation. In light of these factors, the Board determined that it would be appropriate to engage an investment banker to assist the company in evaluating strategic alternatives.

   During April 2000, Microtest retained SG Cowen Securities Corporation ("SG Cowen") as its financial advisor to assist Microtest in analyzing its business, and exploring the sale of the Company or selected assets. In the following weeks representatives of SG Cowen and Microtest contacted a number of prospects, and provided information to a number of parties that expressed interest in a possible transaction and that entered into a non-disclosure agreement. As part of these efforts, in May 2000, David Grove of SG Cowen contacted Mr. Burgon. Mr. Grove stated that his firm had been hired to explore the sale of Microtest for the Microtest Board. Mr. Grove sent Danaher a confidential information memorandum regarding Microtest in May 2000 and they held discussions concerning Danaher's interest in the NTM division, which Mr. Grove then reported to Microtest for further guidance. At various times during the remainder of 2000 and the beginning of 2001, Mr. Grove, Company representatives and Mr. Burgon discussed a possible transaction involving the NTM division.

   On May 30, 2000, representatives of SG Cowen discussed with the Board an overview of parties that might be interested in pursuing a sale transaction involving Microtest or its assets. The Board discussed the relative advantages and disadvantages to Microtest and its stockholders of pursuing Microtest's long range plan, as well as a broad range of strategic alternatives, which included the possible sale of the NAS or NTM

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division, a business combination transaction with a larger company or a company with a complementary business profile and the acquisition of complementary product lines or technologies. The Board also considered the relative advantages and disadvantages of different sale processes, and their likely impact on Microtest's business and organization. Following its discussion, the Board authorized SG Cowen to continue discussions with those companies that had previously expressed interest in a potential business combination or asset acquisition.

   During the balance of 2000, Microtest focused on the sale of NAS. However, Microtest was unable to consummate a sale of the entire NAS division, although it recently sold the legacy optical component of its NAS division for nominal consideration. In this regard, the attractiveness of NAS businesses has declined dramatically over the past 18 months, reflecting the significant competition and slower than anticipated growth in the segment of the market served by the Company. In addition, despite expending significant resources on this market, Microtest was unable to achieve profitability in its NAS product line.

   During 2000, Microtest did find a level of interest in its NTM product line, but not for the company as a whole. The Company attributed this lack of interest to two primary factors. First, its two product lines, NTM and NAS, are generally unrelated. They employ different technologies, use different distribution channels and are sold to different end users. Secondly, in October 1997, the Securities and Exchange Commission announced an investigation of the Company regarding various accounting issues. In March 1999, a class action lawsuit relating to the Company's past accounting practices was filed. These matters created unquantifiable contingent liabilities which concerned potential suitors.

   Subsequent to year end, however, each of these securities-related matters was resolved at no financial cost to Microtest, other than legal fees and related costs. On the other hand, Microtest continued to incur losses in its NAS division and was unable to find a suitor for this product line; competition in the NTM market was intensifying, making continuing as a relatively small, independent company more difficult; and Microtest was unable to identify suitable acquisition candidates of its own to expand its product offerings.

   As these events were unfolding, the Board of Directors directed management and SG Cowen to re-initiate discussions with Danaher and several other parties that had previously expressed an interest in the NTM division about a potential sale of the company as a whole.

   On April 16, 2001, Mr. Burgon, Mr. Christopher Odell, President of Fluke Networks, Mr. Mark Kuhn, Vice President of Finance of Fluke Networks, and Mr. Joe Martins, Business Development Director of Fluke Networks, met with Mr. Hren, Mr. William R. Crowell, Chief Financial Officer, Secretary and Treasurer of Microtest, Mr. David Coffin, Vice President of Microtest and NTM General Manager, and Mr. Grove in Phoenix, Arizona to discuss the business operations and prospects of Microtest's NTM division.

   During May 2001, the Company received and considered indications of interest regarding the Company or selected assets from Danaher and other interested parties. On May 4, 2001, Mr. Burgon indicated to Mr. Grove that Danaher would be willing to pay a purchase price of $50-55 million for 100% of the stock of Microtest, plus the amount of Microtest's cash on hand (including any cash generated from the sale of all or part of NAS, less any expenses from such sale (or any related shutdown)), and less certain other items, consisting predominately of transaction costs. Following a Microtest Board meeting on May 14, 2001, at which a possible transaction was discussed, Mr. Grove advised Danaher that the Board considered the value of Microtest's NTM division to be higher. On May 18, 2001, Danaher indicated that it was willing to pay $58 million for 100% of the shares of Microtest, with the other adjustments described above. On May 21, 2001, Danaher and Microtest signed a letter of intent upon these terms, subject to due diligence. The letter of intent was non-binding except that Microtest was prohibited from conducting discussions relating to a business combination of Microtest or its NTM division with any other parties for a period of 30 days from the date of the letter of intent.

   The Microtest Board met periodically in person or via telephone to discuss the status of negotiations with Danaher and the terms of the proposed business combination. At the May 18, 2001 Board meeting, Microtest's attorneys, Snell & Wilmer, L.L.P., reviewed with the Board the applicable standard of conduct required of

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directors in exercising their fiduciary duties in acquisition transactions under Delaware law. At the May 31, 2001 meeting, counsel discussed the proposed terms of the transaction as they then stood, including material open legal issues, and representatives of SG Cowen and the Company's management discussed material open business issues.

   Between May 21, 2001 and June 12, 2001, Mr. Burgon, Mr. Comas, Mr. Alex Joseph, Danaher Director of Corporate Development, and Danaher's legal counsel, Wilmer, Cutler & Pickering, negotiated the terms of the merger agreement with Mr. Grove, Mr. Crowell and Mr. Hren and Microtest's legal counsel, Snell & Wilmer, L.L.P. Additionally, during this period, Mr. Odell, Mr. Kuhn, Mr. Martins and certain other Fluke Networks managers met with Mr. Hren and various Microtest managers to perform due diligence on Microtest. Between May 23, 2001 and June 12, 2001, Danaher's legal counsel also conducted legal due diligence on Microtest. During this period, Microtest also continued efforts to sell its NAS division and its H+H Zentrum fuer Rechnerkommunikation GmbH subsidiary ("H+H"), and on June 11, 2001, Microtest entered into various sale agreements relating to the sale of H+H and the optical segment of the NAS division.

   On the same day, Danaher convened a telephonic meeting of its Board of Directors during which Mr. H. Lawrence Culp, Jr., President and Chief Executive Officer of Danaher, presented the terms of the Microtest acquisition to the Board of Directors at a proposed purchase price of $8.15 per share. The Board of Directors reviewed the business of Microtest and a summary of the negotiations between the parties up to that date. At that time, the Board of Directors unanimously approved the acquisition of Microtest on the terms presented by Mr. Culp, subject to negotiation of a definitive agreement on acceptable terms.

   On June 12, 2001, the Microtest Board met to receive presentations from Microtest's legal and financial advisors and management, and to consider the proposed Offer, Merger and Merger Agreement with Danaher, providing for the acquisition of the Company at $8.15 per Share in cash. At the meeting, the Board discussed, among other things, the factors set forth below under "Reasons for the Recommendation of the Board of Directors." Representatives of Snell & Wilmer, L.L.P. gave a detailed presentation to the Company's Board of Directors regarding the material terms of the Merger Agreement, including the structure of the Offer and Merger, the conditions to the Offer and Merger, covenants applicable to the Company under the Merger Agreement (including restrictions in the ability to solicit or negotiate alternative transactions), the termination provisions and the circumstances on which the Company would be required to pay a break-up fee in the event the Merger Agreement were terminated for a Superior Proposal or in the other circumstances outlined in the Merger Agreement, as well as various employee benefit matters. In addition, representatives of SG Cowen made a presentation regarding the financial terms of the Offer, explaining to the board in detail the analysis undertaken by SG Cowen regarding the Offer and Merger with respect to its opinion. After extensive questions were asked by the Company's Board of Directors, representatives of SG Cowen then rendered the opinion of SG Cowen, which was subsequently confirmed in writing as of June 12, 2001, that, based upon and subject to certain matters and the assumption described in the written opinion, the consideration to be received by the stockholders of the Company, $8.15 in cash per share, was fair from a financial point of view to stockholders as of that date.

   Following such presentations, the Board of Directors: determined that the terms of the proposed Offer and Merger were fair to and in the best interests of the stockholders of the Company; approved the Merger Agreement with Danaher and the transactions contemplated thereby, including the Offer and the Merger; determined that the Merger Agreement with Danaher was advisable; and determined to recommend that Microtest's stockholders accept Danaher's Offer, tender their Shares pursuant to Danaher's Offer, and approve and adopt the Merger Agreement with Danaher.

   Following the meeting of the Board of Directors, representatives of Danaher and the Company concluded negotiations of mutually acceptable definitive documentation. Microtest and Danaher executed a definitive merger agreement as of June 12, 2001, and press releases regarding the transaction were issued before the opening of the markets on June 13, 2001. Excluding the assets sold pursuant to the sale agreements executed on June 11, 2001, Microtest shut down the remainder of the NAS division promptly following the execution of the Merger Agreement.

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    (b) Recommendation of the Board of Directors. The Board, at a meeting held on June 12, 2001, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the terms of Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. The Board also took action to exempt the Merger Agreement and the transactions contemplated thereby from the restrictions of Section 203 of the DGCL. The Company's Board of Directors unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and that they approve and adopt the Merger Agreement and approve the Merger.

    (c) Reasons for the Recommendation of the Board of Directors. In reaching its recommendation described above in paragraph (b) of this Item 4, the Board of Directors considered a number of factors, including the following:

  . General Factors. The Board considered the presentations and views expressed by management of the Company regarding, among other things:

    (1) the financial condition, results of operations, cash flows, business and prospects of the Company;

    (2) the continued viability of the Company's current strategies and products;

    (3) rapidly changing economic and market conditions in the United States and elsewhere;

    (4) the likelihood of continued consolidation in the industry in which the Company competes and the possibility that changes in that industry, including the increasing size of existing competitors, the possible entry of significant new competitors and the rapid evolution of technology, could adversely affect the Company and its stockholders;

    (5) the prospects of the Company if the Company were to remain independent, the risks and uncertainties inherent in remaining independent, including competitive and technology risks, and the likelihood of achieving maximum long-term value on a stand-alone basis;

    (6) the strategic alternatives available to the Company and the associated advantages and disadvantages;

    (7) the history of the Company's discussions with Parent and other parties;

    (8) the likelihood that any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its stockholders than the Offer and the Merger;

    (9) the extensive arms-length negotiations between the Company, SG Cowen and Parent that resulted in the $8.15 per share price payable in cash; and

    (10) the recommendation of the Offer and the Merger by the management of the Company.

     Some of these factors are described more fully below.

  . Terms of Merger Agreement. The Board considered the terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the limited ability of Parent and Purchaser to terminate the Offer or the Merger Agreement, and the provision for payment of all cash with no financing condition.

  . Financial Terms; Premium to Market Price. The Board considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Shares. The Offer Price represents a 94% premium over the $4.20 closing price of the Shares on Nasdaq on June 12, 2001, and a 127% premium over the $3.585 20-trading-day moving average on June 12, 2001. The Board also considered the form of consideration to be paid to holders of Shares in the Offer and the Merger, and the certainty of value of such cash consideration compared to stock consideration.

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  .  Strategic Alternatives. The Board considered the presentation of the
     Company's management regarding trends in the industries in which the Company's business operates and the strategic alternatives available to the Company, including the alternative to remain an independent public company, the possibility of acquisitions of or mergers with other companies in such industries, as well as the risks and uncertainties associated with such alternatives. The Board considered the results of the process that had been conducted by SG Cowen to assist the Board in its evaluation of a sale of the Company or assets, including the fact that (i) confidential information had been provided to numerous potentially interested parties in respect of the sale of all or part of the Company, (ii) the Company did not receive any proposal or combination of proposals that offered value superior to the Offer and the Merger or that the Board believed was more likely to be consummated and (iii) in view of the efforts of the Company and SG Cowen to find strategic partners and potential acquirors, the likelihood that a superior offer without a financing condition would ultimately be made was insufficient to justify the risk of delay in proceeding with the favorable transaction with Parent. The Board also considered the financial strength of Danaher, including its ability to fund the Offer and Merger with cash reserves, the business reputation, experience and size of Danaher, and management's belief that the Company and the Fluke Networks subsidiary of Parent possess compatible corporate cultures and complementary products and customer bases.

  . Fairness Opinion. The Board considered the presentation from SG Cowen regarding the financial aspects of the proposed transaction and the oral opinion of SG Cowen (which was subsequently confirmed in writing, dated as of June 12, 2001) to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. In connection with its presentation to the Board, SG Cowen described the various valuation metrics it used in arriving at its opinion, which included: (a) a transaction premium analysis based on a comparison of the Offer Price to recent and longer-term historical trading prices of the Shares, (b) an analysis of implied multiples based on a comparison of the Offer Price to the historical trading price of selected publicly traded companies, relative to various financial attributes, such as revenues, EBIT and earnings, and (c) an analysis of implied premiums and multiples reflected in the Offer Price based on a comparison to selected acquisitions of other companies. However, SG Cowen did not perform a valuation based on a discounted cash flow analysis, because the Company was unable to develop what management considered to be reliable projections for the Company beyond calendar year 2003, due to the rapidly-changing nature of the industry in which the Company operates, particularly with respect to technological changes.

     A copy of the written opinion rendered by SG Cowen to the Board of Directors, setting forth the procedures followed, the matters considered and the assumptions made by SG Cowen in arriving at its opinion, is attached as Annex A hereto and incorporated herein by reference. SG Cowen's opinion was prepared for and addressed to the Board and is directed only to fairness, from a financial point of view, of the consideration to be received in the Offer and Merger. SG Cowen's opinion does not constitute a recommendation to any stockholder as to whether that stockholder should tender its Shares in the Offer or how to vote or to take any other action in connection with the Offer or the Merger or otherwise. The summary of the SG Cowen opinion in this Statement is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to read this opinion in its entirety. The Board was aware that SG Cowen becomes entitled to certain fees described in
     Item 5 upon the consummation of the Offer.

  . Timing of Completion. The Board considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer.

  . Ability to Consider Alternative Transactions. The Board considered the fact that the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to furnish information and data, and enter into discussions and negotiations, in connection with a Superior Proposal, to withdraw its recommendation of the Offer and the Merger to the Company's stockholders in favor of a Superior Proposal, and to terminate the Merger Agreement in favor of a Superior Proposal, provided that, following such withdrawal or termination, or in certain other circumstances, the Company must pay Parent a termination fee of $2.5 million plus Parent's reasonable out-of pocket expenses not in excess of $400,000 (representing, in the aggregate, approximately 5% of the total value of the consideration to be paid in the Offer and the Merger).

  . Potential Conflicts of Interest. The Board was aware of the potential conflicts of interest between the Company, on the one hand, and certain of the Company's officers and directors, on the other hand, in the Offer and the Merger (as described under Item 3 "--Effects of the Offer and the Merger under Company Stock Plans and Agreements Between the Company and its Executive Officers").

   The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors.

   The Board recognized that, while the consummation of the Offer gives the Company's stockholders the opportunity to realize a premium over the price at which the Shares were traded before the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of the Company. The Board believes that the loss of the opportunity to participate in the growth and profits of the Company was reflected in the Offer Price of $8.15 per share. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by the Company in the future. It also was aware that the consideration received by holders of Shares in the Offer and Merger would be taxable to such holders for federal income tax purposes.

   (d) Intent to Tender. After reasonable inquiry, to the best of the Company's knowledge, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law including
Section 16(b) of the Securities and Exchange Act of 1934, to tender all Shares held of record or beneficially owned by such person or entity to Purchaser in the Offer.

ITEM 5.  Persons/Assets Retained, Employed, Compensated or Used.

   Pursuant to the terms of the engagement letter dated April 17, 2000 (the "SG Cowen Engagement Letter"), the Company retained SG Cowen as its exclusive representative and financial advisor for the purpose of advising the Board of the Company regarding the potential acquisition of the Company by a third party and the Board's consideration of the Company's various strategic alternatives.

   Under the terms of the SG Cowen Engagement Letter, the Company has agreed to pay SG Cowen a fee of approximately $1,000,000 for SG Cowen's financial advisory services. The Company also agreed to pay SG Cowen a customary fee for rendering its opinion, which will be credited against payment of the fee for SG Cowen's financial advisory services. The contingent nature of the financial advisory fee may have created a potential conflict of interest in that the Company would be unlikely to consummate the Merger unless it had received the opinion of SG Cowen. Whether or not the transaction is consummated, the Company has agreed to pay the reasonable out-of-pocket expenses of SG Cowen, and to indemnify SG Cowen against liabilities incurred. These liabilities include liabilities under the federal securities laws in connection with the engagement of SG Cowen by the Company's Board.

   Purchaser has retained D.F. King & Co., Inc. to act as the information agent and SunTrust Bank to act as the depositary in connection with the Offer. Such firms will each receive reasonable and customary compensation for their services. Purchaser has also agreed to reimburse each such firm for certain reasonable out-of-pocket expenses and to indemnify each such firm against certain liabilities in connection with their services, including certain liabilities under federal securities laws.

   Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Company's stockholders concerning the Offer or the Merger. Purchaser will pay all fees and expenses incurred in connection with the Offer of the information agent and the depositary. Brokers, dealers, banks and trust companies will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

ITEM 6.  Interest in Securities of the Subject Company.

   Except for exercises of stock options granted under the Company's stock option plans and the individual award agreements issued pursuant thereto, ongoing purchases of Shares under the Company's Employee Stock Purchase Plan and the transactions contemplated by the Offer, the Merger and the Merger Agreement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.  Purposes of the Transaction and Plans or Proposals.

   (a) Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   (b) Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  Additional Information.

   (a) Information Statement. The Information Statement attached as Annex B hereto is being furnished to the Company's stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated under the Exchange Act in connection with Parent's right pursuant to the Merger Agreement (after consummation of the Offer) to designate persons to the Board other than at a meeting of the stockholders of the Company, and such information is incorporated herein by reference.

   (b) Delaware General Corporation Law. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless:
(1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and
(y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of
Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement. Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

   (c) United States Antitrust Compliance. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of the Shares pursuant to the Offer is subject to these requirements.

   Under the provisions of the HSR Act applicable to the purchase of the Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification Report Form under the HSR Act by the Purchaser, which Danaher submitted on June 18, 2001. Accordingly, the waiting period under the HSR Act will expire at 11:59 P.M., New York City time, on July 3, 2001 unless early termination of the waiting period is granted by the FTC and the Antitrust Division or the Purchaser receives a request for additional information or documentary material prior thereto, or for any reason the initial waiting period is not deemed to have begun at the time of the initial filing by Danaher. Following its receipt of the notice of filing from Danaher, the Company submitted its Notification Report Form for filing under the HSR Act on June 19, 2001. If either the FTC or the Antitrust Division issues a request for additional information or documentary material from Danaher prior to the expiration of the 15-day waiting period, the waiting period will be extended and will expire at 11:59 P.M., New York City time, on the tenth calendar day after the date of substantial compliance by the Purchaser with such request unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period can be extended only by court order or by consent of Danaher. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company's failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of the Company pursuant to the Offer. At any time before or after the Purchaser's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties and states Attorneys General may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

   If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with a proposed transaction, Parent and the Purchaser may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Merger while such discussions are ongoing. The Purchaser and the Company have agreed to use their respective commercially reasonable efforts to resolve any antitrust issues.

   (c) Other Filings. Both Parent and the Company conduct operations in a number of foreign countries and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by the parties, and, where necessary, the parties intend to make such filings. Both Danaher and the Company are required to file a pre-merger notification with the administrative Council for Economic Defense of Brazil ("CADE"), that country's antitrust regulatory agency. The Company expects that the parties will make these filings promptly following the date of this Statement. CADE does not require that Danaher, the Purchaser or the Company obtain any clearance or approval from it in order for the Purchaser to purchase shares in the Offer or consummate the Merger, although certain post-closing implementation matters in Brazil may need to be postponed until Brazilian clearance is received.

   (d) Exhibits. The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. Exhibits.

  Exhibit
    No.                              Description
  -------                            -----------
  (a)(1)   Letter to the stockholders of the Company, dated June 21,
           2001.*
  (a)(2)   Sections 11 and 14 of the Offer to Purchase, dated June 21,
           2001 (incorporated by reference to Exhibit (a)(1) to the
           Schedule TO of Parent and Purchaser filed on June 21, 2001).
  (a)(3)   Form of Letter of Transmittal (incorporated by reference to
           Exhibit (a)(2) to the Schedule TO of Parent and Purchaser
           filed on June 21, 2001).
  (a)(4)   Opinion of SG Cowen Securities Corporation dated as of June
           12, 2001 (included as Annex A to this Statement).*
  (a)(5)   Press Release issued by the Company on June 13, 2001 (incorpo-
           rated by reference to press release under cover of Schedule
           14D-9 filed by the Company on June 14, 2001, other than the specific reference to the Private Securities Litigation Reform
           Act of 1995).
  (e)(1)   Agreement and Plan of Merger, dated as of June 12, 2001, among
           Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(i) to the Schedule TO of Parent and Purchaser
           filed on June 21, 2001).
  (e)(2)   Confidentiality Agreement, dated February 25, 1999, as amended
           May 22, 2001, between Parent and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Parent and
           Purchaser filed on June 21, 2001).
  (e)(3)   Information Statement of the Company, dated June 21, 2001 (in-
           cluded as Annex B hereto).*
  (e)(4)   Change of Control Agreement, dated July 1, 2000, between the
           Company and Vincent C. Hren (incorporated by reference to Ex-
           hibit 10.1 to the Company's Current Report on Form 8-K filed on June 14, 2001).
  (e)(5)   Change of Control Agreement, dated July 1, 2000, between the
           Company and William R. Crowell (incorporated by reference to
           Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 14, 2001).
  (e)(6)   Incentive Stock Option Plan (incorporated by reference to Ex-
           hibit 10.7 to Amendment No. 1 to the Company's Registration
           Statement on Form S-1 (Reg. No. 33-52264)).
  (e)(7)   Non-Qualified Stock Option Plan (incorporated by reference to
           Exhibit 10.8 to Amendment No. 1 to the Company's Registration
           Statement on Form S-1 (Reg. No. 33-52264)).
  (e)(8)   Employee Stock Purchase Plan (incorporated by reference to Ex-
           hibit 10.9 to Amendment No. 1 to the Company's Registration
           Statement on Form S-1 (Reg. No. 33-52264)).
  (e)(9)   Non-Employee Directors Stock Option Plan (incorporated by ref-
           erence to Exhibit 4 to the Company's Registration Statement on
           Form S-8 (Reg. No. 33-67948)).
 (e)(10)   Annual Non-Employee Directors Stock Option Plan (incorporated by reference to Exhibit 4 to the Company's Registration State-
           ment on Form S-8 (Reg. No. 33-79070)).
 (e)(11)   Long-Term Incentive Plan (incorporated by reference to Exhibit
           10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1994).
 (e)(12)   1998 Director Compensation Plan (incorporated by reference to
           Appendix A to the Company's 1998 Proxy Statement).

 Annex A   Opinion of SG Cowen Securities Corporation

 Annex B   Information Statement

--------
*Included with this Statement.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MICROTEST, INC.


                                          By: /s/ Vincent C. Hren
                                          ------------------------------------
                                          Name: Vincent C. Hren
                                          Title: President and Chief Executive
                                           Officer
Dated: June 21, 2001

                                                                         ANNEX A

                  [Opinion of SG Cowen Securities Corporation]

June 12, 2001

Board of Directors
Microtest, Inc.
4747 North 22nd St.
Phoenix, AZ 85016

Ladies and Gentlemen:

   You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Microtest (the "Company") of the Consideration (as defined below) to be received by the stockholders of the Company pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 12, 2001 (the "Agreement"), by and among the Company, Phoenix Acquisition Corp. ("Merger Sub") and Danaher Corporation ("Acquirer").

   As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, Merger Sub has agreed to commence a tender offer (the "Offer") to purchase all of the Company's issued and outstanding common stock, including the associated preferred share purchase rights, at a price per share of $8.15 net to the seller in cash (the "Consideration"). Following the consummation of the Offer, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation, and each share of Company common stock not tendered and accepted pursuant to the Offer will be converted into the right to receive the Consideration (the "Merger"). The Offer and the Merger together are referred to as the "Transaction."

   SG Cowen Securities Corporation ("SG Cowen"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

   We are acting as exclusive financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated as of March 31, 2000, as amended as of February 15, 2001, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. SG Cowen and its affiliates in the ordinary course of business have from time to time provided commercial and investment banking services to the Company and have received fees for the rendering of such services.

   In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

  .  a draft of the Agreement dated June 11, 2001;

  . certain publicly available information for the Company, including its annual reports filed on Form 10-K for each of the years ended December 31, 1999 and 2000, and its quarterly report filed on Form 10-Q for the quarter ended March 31, 2001 and certain other relevant financial and operating data furnished to SG Cowen by the Company management;

  . certain publicly available information for Acquirer, including its quarterly report filed on Form 10-Q for the quarter ended March 31, 2001 and certain other relevant financial and operating data furnished to SG Cowen by Acquirer management;

  . certain internal financial analyses, financial forecasts, reports and other information concerning the Company (the "Company Forecasts"), prepared by the management of the Company;

  . discussions we have had with certain members of the management of the Company concerning the historical and current business operations, financial conditions and prospects of the Company and such other matters we deemed relevant;

  . certain operating results, the reported price and trading histories of the shares of the common stock of the Company as compared to operating results of certain publicly traded companies we deemed relevant;

  . certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant; and

  . such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

   In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company or Acquirer or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independently to verify, such information. In addition, we have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquirer. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have, with your consent, assumed that the financial forecasts which we examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company, and such Company Forecasts utilized in our analysis, provide a reasonable basis for our opinion. In conducting our analysis, SG Cowen did not perform a discounted cash flow analysis for the Company because management informed SG Cowen that, because of the rapidly changing nature of the industry in which the Company operates, particularly with respect to technological changes, management was unable to develop what management considered to be reliable projections for the Company beyond calendar year 2003. We also have taken into account that the Company has sold the stock of their H+H subsidiary and certain assets related to their Network Appliances and Storage division (together, "NAS") for aggregate consideration of $450,000 and the assumption of certain liabilities, and that the Company will shut down the remainder of NAS. We have therefore based our opinion on the pro forma financial information provided to us by the Company reflecting the effect of the divestiture of the aforementioned assets and the shutdown of the remainder of NAS, which information includes a balance sheet that reflects a value for the remaining assets of NAS. We are not opining on the terms or conditions of the NAS divestiture and shutdown.

   We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or Acquirer, nor have we been furnished with such materials. With respect to all legal matters relating to the Company, we have relied on the advice of legal counsel to the Company. Our services to the Company in connection with the Transaction have been comprised of rendering an opinion from a financial point of view with respect to the Consideration. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

   For purposes of rendering our opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

   It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this opinion may be reproduced in its entirety, if required, in any Schedule 14D-9 or proxy statement relating to the Transaction filed by the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, provided that this opinion is reproduced in such Schedule 14D-9 or proxy statement in full and that any description of or reference to SG Cowen or summary of this opinion in such
Schedule 14D-9 or proxy statement will be in a form reasonably acceptable to SG Cowen and its counsel. This letter does not constitute a recommendation to any stockholder as to whether such stockholder should tender his or her shares of the common stock of the Company in the Offer or how to vote or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to effect the Transaction.

   Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be received in the Transaction is fair, from a financial point of view, to the stockholders of the Company.

                                          Very truly yours,

                                          SG COWEN SECURITIES CORPORATION

                                                                         ANNEX B
                                Microtest, Inc.
                             4747 North 22nd Street
                             Phoenix, Arizona 85016

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

 No vote or other action of Microtest, Inc. Stockholders is required in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to Microtest, Inc.

   This Information Statement is being mailed on or about June 21, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Microtest, Inc., a Delaware corporation ("Microtest" or the "Company"), to the holders of record of shares of common stock, $.001 par value per share, of the Company (the "Shares" or the "Common Stock"). You are receiving this Information Statement in connection with the possible election of persons designated by Danaher Corporation, a Delaware corporation ("Parent"), to a majority of the seats on the Board of Directors of the Company (the "Board"). As of June 11, 2001, there were 8,576,540 shares of the Common Stock outstanding, of which Purchaser (as defined below) and Parent own no shares as of the date hereof (exclusive of beneficial ownership). The Common Stock is the only class of equity securities of the Company that is entitled to vote at a meeting of the Company's stockholders. The holders of Common Stock are entitled to one vote for each share held of record by them.

   On June 12, 2001, the Company, Parent and Phoenix Acquisition Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) Parent will cause Purchaser to commence a tender offer (the "Offer") for all the outstanding Shares at a price of $8.15 per share, net to the seller in cash, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will become an indirect, wholly owned subsidiary of Parent.

   The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors (the "Parent Designees") to the Board as will give Parent representation proportionate to its ownership interest, subject to certain conditions. The Merger Agreement requires the Company to take such action as Parent may request to cause the Parent Designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

   You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement. Capitalized terms used but not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

   The information contained in the Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                 RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

   The Merger Agreement provides that, promptly upon the purchase of and payment by Purchaser for Shares pursuant to the Offer that represent at least a majority of the of the total number of Shares on a fully diluted basis, and from time to time thereafter, Parent is entitled to elect or designate such number of directors, rounded up to the next whole number, as will give Parent representation on the Board that is proportionate to its ownership interest in the Company. Notwithstanding the foregoing, after the appointment of the Parent Designees to the Board, at all times prior to the time and date on which the Merger becomes effective, (i) the Board will include at least two directors who are not officers, directors, employees or designees of Parent or any of its affiliates (other than the Company) (the "Purchaser Insiders"), and (ii) any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for performance of the obligations of Parent or Purchaser or waiver of any of the Company's rights under the Merger Agreement or conditions to consummation of the Merger will require the concurrence of a majority of directors who are not Purchaser Insiders if such amendment, termination, extension or waiver would be reasonably likely to have an adverse effect on the minority stockholders of the Company. The Company will, at the request of Parent, promptly take all actions necessary to cause the Parent Designees to be so elected, including, if necessary, increasing the size of the Board or securing the resignations of incumbent directors.

   It is expected that the Parent Designees will assume office promptly following the purchase by Parent or Purchaser of a majority of the outstanding Common Stock on a fully diluted basis pursuant to the terms of the Offer, and that, upon assuming office, the Parent Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

   As of the date of this Information Statement, Parent has not determined who will be the Parent Designees. However, the Parent Designees will be selected from among the persons listed below or from among any other of the directors and executive officers of Danaher Corporation or Phoenix Acquisition Corp. described in Schedule I attached to the Offer to Purchase, dated June 21, 2001, of Phoenix Acquisition Corp., a copy of which is being mailed to you together with the Schedule 14D-9 and this document.

   The following table sets forth certain information with respect to individuals Parent may designate as the Parent Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history). Unless otherwise noted, (a) each individual is a citizen of the United States, and (b) the business address of each designee is c/o Danaher Corporation, 2099 Pennsylvania Avenue, NW 12th Floor, Washington, D.C. 20006-1813.

           Name           Age                      Position
           ----           ---                      --------
 Patrick W. Allender.....  54 Chief Financial Officer of Danaher Corporation
                              from March 1987 to present, and Executive Vice
                              President from November 1999 to present.
 James H. Ditkoff........  54 Vice President--Finance and Tax of Danaher
                              Corporation from January 1991 to present.
 Christopher C. McMahon..  38 Vice President--Controller of Danaher Corporation
                              from August 1999 to present, and has served in
                              financial management positions within Danaher
                              Corporation for more than the past five years.

   Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

   None of the Parent Designees is currently a director of, or holds any position with, the Company. Parent and Purchaser have advised the Company that, to the best of their knowledge, none of the Parent Designees or any of their affiliates (i) has a familial relationship with any directors or executive officers of the Company, (ii) beneficially owns any securities (or any rights to acquire such securities) of the Company or (iii) has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein.

Directors and Executive Officers of the Company
   The Company's bylaws provide that the number of directors shall be determined by the Board, but in no event will the Board consist of more than 12 directors. The Company's certificate of incorporation provides that the Board is divided into three classes, each of whose members serve for a staggered three-year term.

   The following table sets forth information regarding the executive officers and directors of Microtest:

Executive Officers and Directors

Name                     Age Position
----                     --- --------
Vincent C. Hren.........  51 Director, President and Chief Executive Officer
William C. Turner.......  71 Director
Dianne C. Walker........  44 Director
Kent C. Mueller.........  60 Chairman of the Board
Roger B. Hackett........  50 Director
James E. Boren..........  55 Vice President, Sales
David R. Coffin.........  47 Vice President and General Manager, Network Test and Measurement
William R. Crowell......  41 Chief Financial Officer
Dr. Klaus M. Romanek....  51 Vice President and Managing Director, European Operations

   Vincent C. Hren has served as the President and Chief Executive Officer of the Company since January 1999 and has been a member of the Company's Board of Directors since May 1999. Mr. Hren was previously the President and Chief Executive Officer of Three-Five Systems, Inc., a publicly-traded designer and manufacturer of interface devices for operational control and informational display functions used in the products of original equipment manufacturers. Mr. Hren joined Three-Five Systems in 1996, was promoted to Chief Operating Officer, and became President and Chief Executive Officer on July 1, 1998. He served as Vice President and General Manager at Graco, Inc. from 1994 to 1996. Mr. Hren held various management positions at Emerson Electric from 1973 to 1994.

   William C. Turner has been a member of the Company's Board since February 1995. Mr. Turner is currently the Chairman of the Board and Chief Executive Officer of Argyle Atlantic Corporation, an international merchant banking and management consulting firm; a director of the Goodyear Tire & Rubber Company; a director of Rural/Metro Corporation; a trustee and executive committee member of the United States Council for International Business; and a Trustee and past Chairman of the American Graduate School of International Management (Thunderbird). Mr. Turner is also a former United States Ambassador and permanent representative to the Organization for Economic Cooperation and Development.

   Dianne C. Walker has been a member of the Company's Board since January 1994. Ms. Walker is an independent consultant on electric utility mergers and acquisitions and asset purchase transactions. Ms. Walker served as an electric energy consultant for Bear Stearns and Kidder Peabody from January 1990 through December 1994. Ms. Walker served as Assistant Vice President of Pacific Telecom, Inc.'s Venture Capital Portfolio from January 1983 through October 1989. Pacific Telecom is an independent telephone company and subsidiary of PacifiCorp where Ms. Walker served as a Director of Mergers and Acquisitions from May 1987 to October 1989. Ms. Walker currently is on the Board of Directors of Comdial Corporation, a publicly-traded telephone equipment manufacturer. Ms. Walker also serves on the Board of Directors of Arizona Public Service, a utility company, and served on the Board of Directors of MicroAge, Inc. prior to its bankruptcy.

   Kent C. Mueller has served as Chairman of the Company's Board since January 1999 and as a member of the Company's board since December 1997. Mr. Mueller has served as President and Chief Executive Officer of Kent Mueller Ventures, a high technology oriented investment fund, since March 1996. Mr. Mueller founded Mastersoft, Inc., a computer software developer, in August 1986 and served as its President and Chief Executive Officer until it was acquired by Adobe Systems, Inc. in October 1995. Mr. Mueller has held senior executive positions with Capex/Computer Associates, Intel Corporation and Ampex Corporation. Mr. Mueller has served as Chairman and director of XANTEL Corporation, as a director of Quality Care Solutions, Inc. and as a director of CoreData. Mr. Mueller is a trustee and member of the executive committee of Westminster College in Fulton, Missouri, and is a founder of the Arizona Software Association. He was named Inc. magazine's Arizona High Tech Entrepreneur of the Year in 1994.

   Roger B. Hackett has been a member of the Company's Board since May 2000. Mr. Hackett has been Chief Executive Officer and Chairman of the Board of Sensory Science Inc., a manufacturer of digital audio and video products since March 1994. Before joining Sensory Science, Mr. Hackett served as a director and as an executive officer of Serving Software Inc., a Minneapolis, Minnesota-based provider of computer software used in the health care industry.

   James E. Boren has served as the Company's Vice President, Sales since May 1999. Mr. Boren was a management consultant to the industrial distribution industry from June 1998 through April 1999. Mr. Boren served as President and General Manager of Southeast Asia Operations for Graco, Inc. from January 1997 through June 1998, after serving as General Manager of Graco Industrial Equipment Division from January 1995 through December 1996 and Director of North American sales from January 1992 through December 1994. Mr. Boren has spent 30 years in various executive sales and marketing management positions in the industrial equipment industry.

   David R. Coffin has served as the Company's Vice President, General Manager Network Test & Measurement since May 1999 and as the Company's Vice President, Research & Development from July 1997 through April 1999. Mr. Coffin joined the Company in 1996 as Vice President of the Network Connectivity Division. Mr. Coffin served as President and Chief Executive Officer for Irys Networking Corporation, a microcomputer networking technology development firm, from 1991 to 1995. He was Director of Networked Micro Systems for Group Bull from 1987 to 1990 and served in various management positions for Intel Corporation from 1982 to 1986. Mr. Coffin is on the Arizona Software Association's Board of Directors and has authored a number of technical articles and research papers.

   William R. Crowell has served as the Company's Chief Financial Officer since February 2000. Mr. Crowell served as Senior Vice President, Finance and Acquisitions for Rural/Metro Corporation, a publicly-traded health and safety services company, from July 1997 until February 2000. Mr. Crowell served in various executive positions with Rural/Metro from July 1992 through June 1997, including Vice President, Financial Services from January 1993 through June 1997. Mr. Crowell is a certified public accountant.

   Dr. Klaus M. Romanek has served as the Company's Vice President and Managing Director, European Operations and as a member of the Board of Directors of Microtest GmbH, Microtest Europe Limited and H+H Zentrum fuer Rechnerkommunikation GmbH since October 1997. On June 11, 2001 Dr. Romanek and certain other H+H employees purchased all of the outstanding stock of H+H. Dr. Romanek worked for six years at Wavetek, where he served as Vice President and General Manager of the Munich-based Sales and Marketing Operation and later for the Wireless Division in Germany. He also served on the Board of Directors for Wavetek's Austrian Division. Dr. Romanek also served in various marketing functions for Kontron Elektronik GmbH, a subsidiary of Hofmann LaRoche, and BMW. During that time, he served as a member of the Board of Directors for Createc GmbH, a wholly owned subsidiary of Kontron. Dr. Romanek holds a Masters Degree and Ph.D. in Physics from the University of Stuttgart, Germany, where he specialized in semiconductor and laser physics.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth the number and percentage of outstanding Shares beneficially owned by (i) each director of the Company, (ii) each of the Chief Executive Officer and the other four most highly compensated executive officers of the Company for the year ended December 31, 2000, (iii) all directors and executive officers of the Company as a group, and (iv) each person who, to the best of the Company's knowledge, beneficially owns more than five percent of the Common Stock. For purposes of calculating the percentage of common stock beneficially owned, 8,576,540 shares of our Common Stock were outstanding as of April 12, 2001.

Principal Stockholders, Directors and Officers   Shares Beneficially Percent of
(1)                                                   Owned (1)      Class (1)
----------------------------------------------   ------------------- ----------
Vincent C. Hren................................        164,998          1.9%
Kent C. Mueller................................        114,117          1.3%
Roger B. Hackett...............................         10,000            *
William C. Turner..............................         68,758            *
Dianne C. Walker...............................         81,800            *
James E. Boren.................................         34,450            *
David R. Coffin................................         91,608          1.1%
William R. Crowell.............................         25,000            *
Dr. Klaus M. Romanek...........................         69,887            *
Dimensional Fund Advisors Inc. (2).............        526,700          6.1%
All directors and executive officers as a group
 (9 persons)...................................        660,618          7.2%

--------
* Represents less than 1% of our outstanding common stock.
(1) To our knowledge, the persons named in the table have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes hereunder. The address of Ms. Walker, and Messrs. Hren, Mueller, Hackett, Turner, Boren, Coffin, Crowell and Romanek, is c/o Microtest, Inc., 4747 North 22nd Street, Phoenix, Arizona 85016.
(2) Represents 526,700 shares of common stock beneficially owned by Dimensional Fund Advisors ("DFA"), a registered investment advisor. DFA has sole voting and dispositive power with respect to 526,700 shares. The address of DFA is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401. Beneficial ownership information is based upon a Schedule 13G dated February 2, 2001 filed with the Securities and Exchange Commission. We make no representation as to the accuracy or completeness of the information reported.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file initial reports of ownership and reports of changes in ownership of the Company's common stock with the Securities and Exchange Commission. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of Section 16 reports furnished to the Company for fiscal 2000, or upon written representations that no other reports were required, the Company believes that during the year ended December 31, 2000, all Section 16(a) filing requirements applicable to its executive officers, directors and greater than 10% beneficial owners were satisfied.

                             EXECUTIVE COMPENSATION

Composition and Meetings of the Board of Directors and Committee Meetings

   During the year ended December 31, 2000, the Board met or acted by written consent on five occasions. The standing committees of the Board are the Compensation Committee and the Audit Committee. Each of our directors attended more than 75% of the meetings of the board and the meetings held by board committees on which such director served.

   The Compensation Committee, which met or acted by written consent four times during 2000, reviews all aspects of compensation of our officers and determines or makes recommendations on such matters to the full Board of Directors. The Compensation Committee is composed entirely of independent, non-employee members of our Board of Directors. The members of the Compensation Committee are Ms. Walker and Messrs. Hackett, Mueller, and Turner.

   The Audit Committee, which met four times during 2000, represents the Board in evaluating the quality of our financial reporting process and internal financial controls through consultations with the independent auditors, internal management and the Board. The members of the Audit Committee are Ms. Walker and Messrs. Mueller and Turner.

Directors' Compensation

   During 2000, we paid each non-employee director a $15,000 annual retainer for their service as a Board member. In addition, non-employee directors received $1,500 per board meeting attended, $1,000 per committee meeting attended, and $750 per telephonic Board or committee meeting attended.

   Non-employee directors are also granted stock options under the Microtest Long-term Incentive Plan. This plan entitles non-employee directors to two types of option grants. The first type is the annual option grant under which the non-employee director would receive an option grant to purchase 5,000 shares of our common stock on the third business day following the public release of our fiscal yearend earnings. These annual option grants are immediately exercisable and the exercise price is equal to the fair market value of the per share price of our common stock on the date of grant.

   The second type of option grant is the anniversary option grant under which the non-employee director is granted an option to purchase 10,000 shares of our common stock upon first being elected or appointed to the Board and thereafter on the third business day following the public release of our fiscal or quarterly earnings information immediately following the third anniversary of the non-employee director's election or appointment to the Board and each successive third year anniversary thereafter. Twenty-five percent of the anniversary option grants is immediately exercisable and 25% vests over each of the next three years. In the event of a "change of control," as defined in the respective grant agreements, all stock options become exercisable. The exercise price of the anniversary option grants is equal to the fair market value of the per share price of our common stock on the date of grant.

   If a director granted options under the Long-term Incentive Plan ceases to be a director for other than "cause," as defined, the director will forfeit their unvested options. Vested but unexercised options are exercisable for one year after ceasing to be a director.

Executive Compensation

   The following table sets forth the total compensation for services rendered in all capacities to Microtest for the fiscal years ended December 31, 1998, 1999 and 2000 by our Chief Executive Officer and our most highly compensated executive officers who were in office at December 31, 2000 whose aggregate cash compensation exceeded $100,000 (collectively, "Named Executive Officers").

                          Annual Compensation              Long Term Compensation
                         ----------------------    ---------------------------------------
                                                      Other     Securities
    Name and                                          Annual    Underlying       All
Principal Position                                 Compensation   Stock         Other
   at Year-end           Year  Salary   Bonus         ($)(1)    Options(#) Compensation(2)
------------------       ---- -------- --------    ------------ ---------- ---------------
Vincent C. Hren,
 President &             2000 $299,077       --         --        50,000       $ 2,487
Chief Executive Officer  1999  235,577 $117,805(3)      --       200,000         2,428

James E. Boren,          2000  147,500       --         --        25,000         2,213
Vice President, Sales
 (4)                     1999   85,577   31,250         --        50,000           938

David R. Coffin,         2000  169,000   71,400                    5,000         2,535
Vice President, Network
 Test                    1999  156,885   40,000         --        20,000         2,353
and Measurement          1998  132,077    5,020         --        30,000        17,670(5)

William R. Crowell,      2000  155,769   50,000         --        75,000         1,973
Vice President, Chief
Financial Officer,
 Treasurer
& Secretary (6)

Dr. Klaus M. Romanek,    2000  121,609   68,125         --         5,000            --
Vice President &
 Managing                1999  138,750   63,166         --            --            --
Director, European       1998  127,988    4,823         --            --            --
Operations

--------
(1) Other annual compensation did not exceed the lesser of $50,000 or 10% of the total salary and bonus for any of the Named Executive Officers.

(2) Unless otherwise indicated, consists of company-matching contributions to our 401(k) plan.

(3) We paid Mr. Hren $67,805 in connection with his January 1999 employment as substitution for the loss of incentive compensation at his prior place of employment. The Company paid Mr. Hren $50,000 incentive compensation in December 1999.

(4) Mr. Boren joined us in May 1999.

(5) Includes split dollar insurance premium value of $15,170 for Mr. Coffin (represents the present value of the interest projected to accrue for employee's benefit on then current year's insurance premium paid by Microtest). We did not provide split-dollar life insurance after 1998.

(6) Mr. Crowell joined us in February 2000.

Option Grants in Last Fiscal Year

   Except as otherwise noted, the following table sets forth information with respect to the grants of stock options during the fiscal year ended December 31, 2000, to the Named Executive Officers.

                                                                               Potential
                                                                              Realizable
                                                                           Value at Assumed
                                                                            Annual Rates of
                                                                                 Stock
                                                                          Price Appreciation
                                                                                  for
                                        Individual Grants                   Option Term (2)
                         ------------------------------------------------ -------------------
                                     % of Total
                         Number of    Options
                         Securities  Granted to
                         Underlying  Employees   Exercise or
                          Options    in Fiscal    Base Price   Expiration
Name                     Granted (#)    Year    (per share)(1)    Date     5% ($)   10% ($)
----                     ----------  ---------- -------------- ---------- -------- ----------
Vincent C. Hren.........   50,000        10%       $10.3750       2010    $326,236 $  826,754
James E. Boren..........   25,000         5%         7.3438       2010     115,462    292,603
David R. Coffin.........    5,000         1%         7.3438       2010      23,092     58,521
William R. Crowell......   75,000        15%        10.3750       2010     489,359  1,240,131
Dr. Klaus M. Romanek....    5,000         1%         7.3438       2010      23,092     58,521

--------
(1) All options were granted at the fair market value (the closing price of the common stock on the Nasdaq National Market) on the date of grant. The exercise price and tax withholding obligations related to an exercise may be paid by delivery of already owned shares or by offset of the underlying shares, subject to certain conditions.

(2) Gains are reported net of option exercise price, but before taxes associated with exercise. These amounts represent certain assumed rates of appreciation. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall stock market conditions, as well as the option-holder's continued employment through the vesting period. The amounts reflected in this table may not necessarily be achieved.

Aggregated Option Exercises in 2000 and Year-End Option Values

   The following table sets forth information with respect to the exercise and value of stock options granted to the Named Executive Officers during the fiscal year ended December 31, 2000.

                                               Number of Securities Underlying      Value of Unexercised In-
                         # Shares                        Unexercised                  the-Money Options at
                         Acquired              Options at Fiscal Year-End (#)        Fiscal Year-End ($)(2)
                            on       Value     ----------------------------------   -------------------------
Name                     Exercise Realized (1)  Exercisable       Unexercisable     Exercisable Unexercisable
----                     -------- ------------ --------------    ----------------   ----------- -------------
Vincent C. Hren.........   --         --                 66,666             183,334   $18,783      $51,654
James E. Boren..........   --         --                 12,500              37,500    10,938       32,813
David R. Coffin.........   --         --                 61,114              70,244     4,380        4,380
William R. Crowell......   --         --                 25,000              50,000       --           --
Dr. Klaus M. Romanek....   --         --                 56,250              23,750       --           --

--------
(1) Calculated based on the market price at exercise multiplied by the number of options exercised less the total exercise price of the options exercised.

(2) Calculated based on a price of $3.063, which was the closing price of the common stock as quoted on the Nasdaq National Market on December 31, 2000, multiplied by the number of applicable shares in-the-money, less the total exercise price.

Employment Contracts, Termination of Employment and Change of Control
Agreements

   The Company does not have employment contracts with any of its executive officers. The Company has entered into change of control agreements with Mssrs. Hren and Crowell, a description of which can be found in Item 3 of the Schedule 14D-9.

Compensation Committee Report

   The Compensation Committee is composed entirely of independent, non-employee members of our board of directors. Dianne C. Walker, Roger B. Hackett, Kent C. Mueller and William C. Turner served on our Compensation Committee during 2000. The Compensation Committee reviews and approves each of the elements of the executive compensation program and periodically assesses the effectiveness and competitiveness of the program in total. In addition, the Compensation Committee administers the key provisions of the executive compensation program and reviews with the board the compensation program for our executives. The Compensation Committee has furnished the following report on executive compensation.

   Overview and Philosophy. Our executive compensation program for is primarily comprised of base salary, management incentive program and equity-based incentives in the form of stock option grants. Executives also participate in various other benefit plans, including medical and retirement plans, generally available to all employees.

   We believe that the interests of executive officers should be directly aligned with those of the stockholders. Our philosophy is to pay base salaries to executives that enable us to attract, motivate and retain highly qualified executives. The management incentive program is designed to reward for performance and is based primarily on financial results. Stock option grants are intended to result in no reward if the stock price does not appreciate, but may provide substantial rewards to executives as shareholders benefit from stock price appreciation.

   Base Salary. Each executive officer receives a base salary which, when aggregated with their maximum incentive compensation, is intended to be competitive with similarly situated executives in similar industry positions. In determining salaries, we also take into account individual experience and performance and our specific needs. We believe executive officer base salaries are properly aligned with other similar positions at companies comparable to Microtest.

   Management Incentive Program. In addition to a base salary, executive officers are eligible to participate in our Management Incentive Program. At the beginning of each year, we establish targeted maximum incentive pay for each executive and establish performance criteria for the executive to achieve incentive compensation. The amount of the targeted incentive compensation and the performance criteria vary with the position and role of the executive, although all potential payouts are significantly tied to our financial performance. Selected bonuses were earned in 2000.

   Equity-Based Incentives. We believe that it is important for our executive officers to have an equity stake in Microtest. We make stock option grants to key executives from time to time. In awarding stock option grants, we review the level of grants to executives at other technology companies, the awards granted to other executives within Microtest and the individual officer's specific role at Microtest.

   Other Benefits. Executive officers are eligible to participate in benefit programs designed for all full-time employees. These programs include medical, disability and life insurance, employee stock purchase plan and a qualified retirement program allowed under Section 401(k) of the Internal Revenue Code, as amended.

   Internal Revenue Code--Section 162(m). In 1994, the Internal Revenue Code was amended to add a limitation on the tax deduction a publicly-held company may take on compensation aggregating more than $1 million for selected executives in any given year. The law and related regulations are subject to numerous qualifications and exceptions. Gains realized on non-qualified stock options, or incentive stock options that are subject to a "disqualifying disposition," are subject to the tax limitation unless they meet certain requirements. To date, we have not been subject to the deductibility limitation and have generally structured our equity-based compensation to comply with the exception to the limitation. However, in certain cases, we have not structured equity compensation arrangements consistent with these exceptions and related deductibility limitations may arise.

   CEO Compensation. We use the same factors discussed above in determining compensation decisions regarding the Chief Executive Officer. During the year ended December 31, 2000, Mr. Hren's annual base compensation was $300,000. He received no additional compensation during 2000. See the table under "Executive Compensation--Option Grants in Last Fiscal Year" for information regarding options granted to Mr. Hren in 2000.

                                          COMPENSATION COMMITTEE:

                                          Dianne C. Walker
                                          Roger B. Hackett
                                          Kent C. Mueller
                                          William C. Turner

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   The Compensation Committee consists of Ms. Walker and Messrs. Hackett, Mueller and Turner. No member of the Compensation Committee was at any time during 2000, or at any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Board or Compensation Committee.

                         STOCK PRICE PERFORMANCE GRAPH

   The graph below compares our cumulative total return with the Standard & Poor's (S&P) 500 Stock Index and the H & Q Technology Index from December 31, 1995 to December 31, 2000. The graph assumes that $100 was invested on December 31, 1995, and that any dividends were reinvested.


                        [PERFORMANCE GRAPH APPEARS HERE]
                            TOTAL SHAREHOLDER RETURNS

INDEXED RETURNS
                                     BASE              YEARS ENDING
                                    PERIOD  --------------------------------
COMPANY/INDEX              DEC 95   DEC 96   DEC 97   DEC 98   DEC 99 DEC 00
-------------             -------  -------  -------  -------  ------- -------
MICROTEST INC             $100.00  $ 97.50   $ 46.25  $ 27.50  $ 90.00 $ 30.62
NASDAQ US INDEX           $100.00  $123.04   $150.69  $212.51  $394.94 $237.68
TECHNOLOGY - 500          $100.00  $141.87   $178.89  $309.44  $541.92 $325.42